Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Transition Report of COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A. (the “Company”) on Form 20-F for the three-month fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Juan Ignacio López Basavilbaso, Chief Financial Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Juan Ignacio López Basavilbaso
Name: Juan Ignacio López Basavilbaso
Title: Chief Financial Officer

June 17, 2003